UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  X  Form 10-K      Form 20-F  Form 11-K  Form 10   Form N-SAR

	For Period Ended: January 31, 1998
	       Transition Report on Form 10-K
	       Transition Report on Form 20-F
	       Transition Report on Form 11-K
	       Transition Report on Form 10-Q
	       Transition Report on Form N-SAR
	For the Transition Period Ended:  ______________________________

  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to portion of the filing checked above, identify the Item(s) to which the notification relates:
___________________________________________________________________________

PART I - REGISTRANT INFORMATION
___________________________________________________________________________
Full Name of Registrant
   Lincoln Logs Ltd.
___________________________________________________________________________
Address of Principal Executive Office (Street and Number)
   Riverside Drive, Chestertown, NY  12817
___________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or
before         X        the fifteenth calendar day following the prescribed due
date; or the subject  quarterly report of transition report on Form 10-Q, or
portion thereof will be filed on or before    the fifth calendar day following
the prescribed due date; and(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant discovered errors in the Registrant's accounting procedures which required the Registrant to file an Amended Form-10KSB for the year ended January 31, 1997 and an amended Form 10-QSB for the quarter ended April 30, 1997. Further, the Registrant filed quarterly reports on Form 10-QSB for the quarters ended July 31, 1997 and October 31, 1997 on May 1, 1998. The time and effort needed to correct and file the aforementioned reports has greatly impeded the efforts of the Registrant to complete and file its Form 10-KSB for the year ended January 31, 1998. The Registrant expects to file its Form 10-KSB for the year ended
January 31, 1998 on or before May 15, 1998.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
          William J. Thyne                        518           494-5500
      __________________________     __________  ____________
                          ( Name )              ( Area Code ) Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the receding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
\answer is no, identify reports(s).                           X Yes           No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                         X  Yes          No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                                        ( All amounts stated in thousands )
                                           Year Ended January 31,        Change
                                          1998               1997           Incr.  (Decr.)
     Sales, net of commissions           $  6,727        $ 7,270         $ (  543)
     Cost of Sales                         5,114           5,016                  97
     Gross profit                           1,613           2,254             (  641)
     Operating expenses                     2,658           2,406                252
     (Loss) from operations                 (1,045)        (  152)            (  893)
     Other (expense), net                   (  171)        (  101)            (    70)
     Net (loss) before taxes                (1,216)         (  253)            (  963)
     Income taxes                             2                  1                     1
     Net (loss)                           $  (1,218)      $   ( 254)        $  (  964)

The decrease in gross profit is primarily due to decreased sales, increased material costs, a greater reliance on discounts and a greater number of sales being made by independent dealers whose commission rates are higher than the Company's employee-sales representatives.

The increase in operating expenses is primarily due to increased professional fees, increased insurance costs, the hiring of a Chief Operating Officer and expenses related to that hiring and increased promotional costs.
            _____________________________________________________________

	Lincoln Logs Ltd.
	_____________________________________________________________
                     ( Name of Registrant as Specified in Charter )

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 1998            By  s/  William J. Thyne, Chief Financial Officer
                                                      William J. Thyne

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                        ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).